

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 South Westgate Avenue
Los Angeles, CA 90025

> **Re: Platinum Studios, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 23, 2012**
> **File No. 333-177921**

Dear Mr. Rosenberg:

We have reviewed your responses to the comments in our letter dated January 6, 2012 and have the following additional comment.

Signatures, page 53

1. We note your response to our prior comment 2 and reissue. We note that Mr. Rosenberg did not sign in a capacity of a principal accounting officer or controller on page 54. Consistent with your response to our prior comment, please revise the "Title" column on page 54 to clarify that Mr. Rosenberg is both the Principal Financial Officer and the Principal Accounting Officer.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via E-mail
Christopher H. Dieterich, Esq.
Dieterich & Associates